UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2008, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Employee Stock Purchase Plan (Japan), 17, Koyo-cho Naka 1-chome, Higashinada-ku Kobe, Hyogo 658-0032, Japan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

EMPLOYEE STOCK
PURCHASE PLAN (JAPAN)

Statements of Net Assets Available for Plan Benefits as of
June 30, 2008 and 2007, Statements of Changes in
Net Assets Available for Plan Benefits for Years Ended
June 30, 2008, 2007 and 2006 and
Independent Auditor's Report

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2008 and 2007	2

Statetments of Changes in Net Assets Available for Plan Benefits for the Years
Ended June 30, 2008, 2007, and 2006	3

Notes to Financial Statements for the Years Ended June 30, 2008, 2007, and 2006	4-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of the Employee Stock Purchase Plan (Japan)

We have audited the accompanying statements of net assets available for plan benefits of the
Employee Stock Purchase Plan (Japan) (the "Plan") as of June 30, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years ended June 30, 2008,
2007 and 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
The Plan is not required to have, nor were we engaged to perfom, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2008 and 2007 and the changes in net assets available for plan benefits for the years ended June 30, 2008, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. Dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 7.
The translation of the financial statement amounts into U.S. Dollars has been made solely for the convenience of the readers of the financial statements.

/s/ Manabat Delgado Amper & Co.
Manabat Delgado Amper & Co.
Makati City, Philippines
September 1, 2008

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
June 30, 2008 and 2007

	Japanese Yen		U.S. Dollars
	2008	2007	2008
ASSETS, At fair value:

Cash	¥ 8,016,797	¥ 204,797	$ 74,874
The Procter & Gamble Company common stock 2008: 1,586,396 shares, cost ¥8.9 billion ($83 million); 2007: 1,532,696 shares, cost ¥8.1 billion ($66 million)	10,266,203,391	11,560,021,467	95,883,099

Total assets	10,274,220,188	11,560,226,264	95,957,973

NET ASSETS AVAILABLE FOR PLAN BENEFITS	¥ 10,274,220,188	¥ 11,560,226,264	$95,957,973

See Notes to Financial Statements

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended June 30, 2008, 2007 and 2006
	JapaneseYen			U.S.Dollars
	2008	2007	2006	2008

ADDITIONS:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	(¥1,723,112,649)	¥1,649,630,982	¥757,913,890	($16,093,328)
Dividend income	196,550,169	184,010,717	141,414,388	1,835,716
Total investment (loss) income	(1,526,562,480)	1,833,641,699	899,328,278	(14,257,612)

Contributions by P&G Japan K.K. and P&G Max Factor G.K.	256,105,400	246,087,000	232,341,000	2,391,944
Participant contributions	1,380,593,000	1,311,160,346	1,241,486,000	12,894,303
Total additions	110,135,920	3,390,889,045	2,373,155,278	1,028,635

DEDUCTIONS:
Distributions and withdrawals to participants	(1,392,793,546)	(1,238,665,689)	(823,410,881)	(13,008,252)
Bank and administrative charges	(3,348,450)	(3,385,859)	(2,325,382)	(31,274)
Total deductions	(1,396,141,996)	(1,242,051,548)	(825,736,263)	(13,039,526)

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	(1,286,006,076)	2,148,837,497	1,547,419,015	(12,010,891)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	11,560,226,264	9,411,388,767	7,863,969,752	107,968,864

End of year	¥10,274,220,188	¥11,560,226,264	¥9,411,388,767	$95,957,973

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
NOTES TO FINANCIAL STATEMENTS
For the Years Ended June 30, 2008, 2007 and 2006

1.   PLAN DESCRIPTION

    The following brief description of the Employee Stock Purchase Plan (Japan) (the "Plan") is
    provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

       General

    Prior to April 1, 2001, the Plan included the Employee's Shareholding Association of
    Procter & Gamble Far East, Inc., Japan Branch, established May 1986, and the Employee's
    Shareholding Association of Max Factor K.K, established January 1994, for employees and executives of Procter & Gamble Japan K.K. and Procter & Gamble Max Factor G.K.
    (collectively the "Companies") as a union under the provisions of Article 667 paragraph 1 of the Japanese Civil Law. Effective April 1, 2001, the Employee's Shareholding Association
    of Max Factor K.K. was merged with the Employee's Shareholding Association of Procter
    & Gamble Far East, Inc., Japan Branch, to create the Employees' Shareholding Association of P&G Group. Thc purpose of the Plan is to contribute to the formation of assets by its participants by facilitating their acquisition of the common stock of The Procter & Gamble
    Company (the "Stock"), the Companies' parent company. The Plan is administered by IBM
    Business Services (IBM) as subcontractor for employee services. Daiwa Securities SMBC
    Co., Ltd. serves as recordkeeper for the Plan.

    Contributions

    Participants may contribute a portion of their base pay in units of 1,000 yen, up to 100 units monthly, and three times the monthly base pay contributions limit from bonus pay. The
    Companies match 20% of participants' contributions up to 30 units monthly (90 units of bonus pay contributions). Effective January 1, 2005, General Office employees may contribute a portion of their base pay up to 150 units monthly and the Companies match
    20% of those employees' contributions up to 45 units. All contributions are invested in
    Stock.

    Participant Accounts

    Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of (a) the Companies'
    contributions and (b) realized earnings of the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Investments

    Participants are only permitted to invest in Stock. Any dividends on shares of Stock are invested to additional shares of Stock.

    Vesting

    Participants are immediately vested in their contributions, the Companies' matching contributions and realized earnings.

    Withdrawal

    Participants may withdraw the allotted shares of Stock in multiples of 100 shares at any time.
    In the event that participants withdraw from the Plan on termination of service or by their request, the allotted shares of Stock in multiples of one share plus cash at the amount of the residual share at fair value shall be returned to them.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting

    The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

    Investment Valuation and Income Recognition

    The Plan's investment in Stock is valued at fair value, which is based on the closing price on an established security exchange. Dividend and interest income from investments are recognized when earned and are allocated to each participant's account by the Plan's recordkeeper.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

    New Accounting Pronouncements

    In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157
    (SFAS No. 157), Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No.
    157. Plan management is therefore unable to disclose the impact that adopting SFAS No.
    157 will have on its assets available for plan benefits and changes in net assets available for plan benefits when such statement is adopted.

    Expenses of the Plan

    Investment management expenses are paid by the Companies.

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in Stock.
    Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with Stock, it is reasonably possible that changes in the value of Stock will occur in the near term and that such changes could materially affect the amount reported in the financial statements.

    Cash

    Amounts shown as cash are uninvested funds held by the Plan that are to be invested in
    Stock in the following month.

3.    DISTRIBUTIONS PAYABLE

    There are no distributions payable to participants who have elected to withdraw from the
    Plan at June 30, 2008 and 2007.

4.    TAX STATUS

    The Plan is not subject to taxation in the United States, nor the provisions of the Employee
    Retirement Income Security Act of 1974 ("ERISA"). Companies' contributions and administrative charges paid by the Companies on behalf of participants in the Plan are taxable to the participants.

5.    RELATED PARTY TRANSACTIONS

    At June 30, 2008 and 2007, the Plan held 1,586,396 and 1,532,696 shares, respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of ¥8.9 billion and ¥8.1 billion. During the years ended June 30, 2008, 2007 and 2006, the Plan recorded dividend income of ¥196,550,169, ¥184,010,717 and ¥141,414,388, respectively.

6.    PLAN TERMINATION

    Although it has not expressed any intent to do so, the Companies have the right under the
    Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

7.    U.S. DOLLAR AMOUNTS

    U.S. Dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts have been, could have been or could in the future be, converted into
    U.S. Dollars. As the amounts shown in U.S. Dollars are for convenience only, the rate of
    ¥107.07 = US$1, the approximate current rate at June 30, 2008, has been used for the purpose of presentation of the U.S. Dollar amounts in the accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits.

THE PLAN. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 2 2008.

                                                EMPLOYEE STOCK PURCHASE PLAN (JAPAN)

                                                By:  P&G GROUP EMPLOYEE'S SHAREHOLDING ASSOCIATION

                                                By: /s/ Megumi Ohta
                                                                       Megumi Ohta
                                                                                                                Chairman

                                  EXHIBIT INDEX

Exhibit No.                                                                                                                                                    Page Number

    23                    Consent of Manabat Delgado Amper & Co                                                                              8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements No. 333-51221, 333-47132 and 333-108993 of The Procter & Gamble Company on Form S-8 of our report dated September 1, 2008 appearing in this Annual Report on Form 11-K of the Employee Stock Purchase Plan (Japan) for the year ended June 30, 2008.

/s/ Manabat Delgado Amper & Co.

Manabat Delgado Amper & Co.
Makati City, Philippines
September 29, 2008